Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2018

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Nine months
	ended September 30		ended September 30
	2018	2017 (note 3)	2018	2017 (note 3)

Revenues	$715,721	$618,798	$1,935,544	$1,671,294

Cost of revenues (exclusive of depreciation and amortization shown below)	472,079	413,965	1,265,104	1,088,992
Selling, general and administrative expenses	172,254	151,250	497,601	440,725
Depreciation	7,906	6,793	22,679	19,236
Amortization of intangible assets	15,255	6,183	32,624	20,148
Acquisition-related items (note 5)	6,271	6,149	14,265	13,666
Operating earnings	41,956	34,458	103,271	88,527

Interest expense, net	6,896	3,487	13,753	9,708
Other income, net (note 6)	(581)	(332)	(1,041)	(2,368)
Earnings before income tax	35,641	31,303	90,559	81,187

Income tax expense (note 7)	10,257	10,941	27,832	28,068
Net earnings	25,384	20,362	62,727	53,119

Non-controlling interest share of earnings	4,073	5,462	8,290	12,755
Non-controlling interest redemption increment (note 10)	5,125	8,631	9,439	21,381
Net earnings attributable to Company	$16,186	$6,269	$44,998	$18,983

Net earnings per common share (note 11)
Basic	$0.41	$0.16	$1.15	$0.49
Diluted	$0.41	$0.16	$1.13	$0.48

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2018	2017 (note 3)	2018	2017 (note 3)

Net earnings	$25,384	$20,362	$62,727	$53,119

Foreign currency translation gain (loss)	(4,402)	3,121	(11,491)	12,537
Unrealized gain (loss) on interest swaps, net of tax	290	202	1,747	(208)
Comprehensive earnings	21,272	23,685	52,983	65,448

Less: Comprehensive earnings attributable to non-controlling shareholders	9,295	10,867	21,522	25,599

Comprehensive earnings attributable to Company	$11,977	$12,818	$31,461	$39,849

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	September 30, 2018	December 31, 2017 (note 3)
Assets
Current Assets
Cash and cash equivalents	$114,737	$108,523
Accounts receivable, net of allowance of $30,084 (December 31, 2017 - $28,709)	396,713	382,542
Contract assets	98,542	104,737
Income tax recoverable	12,910	13,815
Prepaid expenses and other current assets	67,800	54,741
	690,702	664,358

Other receivables	11,691	10,136
Contract assets	8,560	7,104
Other assets	66,365	55,496
Fixed assets	89,234	83,899
Deferred income tax, net	38,631	48,401
Intangible assets(note 4)	506,506	183,036
Goodwill(note 4)	891,550	455,130
	1,612,537	843,202
	$2,303,239	$1,507,560

Liabilities and shareholders' equity
Current Liabilities
Accounts payable and accrued expenses	$201,112	$227,087
Accrued compensation	383,219	419,635
Income taxes payable	20,593	21,414
Contract liabilities	38,070	35,423
Long-term debt - current (note 8)	2,415	2,426
Contingent acquisition consideration - current (note 9)	7,934	18,657
	653,343	724,642

Long-term debt - non-current (note 8)	818,113	247,467
Contingent acquisition consideration (note 9)	79,908	31,643
Deferred rent	25,290	24,469
Other liabilities	20,013	11,792
Deferred income tax, net	28,042	19,044
	971,366	334,415
Redeemable non-controlling interests (note 10)	334,910	145,489

Shareholders' equity
Common shares	415,399	406,984
Contributed surplus	53,824	50,219
Deficit	(72,451)	(115,489)
Accumulated other comprehensive loss	(56,694)	(43,157)
Total Company shareholders' equity	340,078	298,557
Non-controlling interests	3,542	4,457
Total shareholders' equity	343,620	303,014
	$2,303,239	$1,507,560

Contingencies (note 13)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2017 (note 3)	38,934,161	$406,984	$50,219	$(115,489)	$(43,157)	$4,457	$303,014

Net earnings	-	-	-	62,727	-	-	62,727
Foreign currency translation loss	-	-	-	-	(11,491)	-	(11,491)
Unrealized gain on interest rate swaps, net of tax	-	-	-	-	1,747	-	1,747
Other comprehensive earnings (loss) attributable to NCI	-	-	-	-	(3,793)	109	(3,684)
NCI share of earnings	-	-	-	(8,290)	-	991	(7,299)
NCI redemption increment	-	-	-	(9,439)	-	-	(9,439)
Distributions to NCI	-	-	-	-	-	(1,795)	(1,795)
Acquisition of businesses, net	-	-	-	-	-	(220)	(220)

Subsidiaries’ equity transactions	-	-	(23)	-	-	-	(23)

Subordinate Voting Shares:
Stock option expense	-	-	4,978	-	-	-	4,978
Stock options exercised	266,475	8,415	(1,350)	-	-	-	7,065
Dividends	-	-	-	(1,960)	-	-	(1,960)
Balance, September 30, 2018	39,200,636	$415,399	$53,824	$(72,451)	$(56,694)	$3,542	$343,620

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2018	2017 (note 3)	2018	2017 (note 3)
Cash provided by (used in)

Operating activities
Net earnings	$25,384	$20,362	$62,727	$53,119

Items not affecting cash:
Depreciation and amortization	23,161	12,976	55,303	39,384
Deferred income tax	1,406	1,762	2,805	6,012
Earnings from equity method investments	(428)	(374)	(997)	(1,045)
Stock option expense	1,277	938	4,978	3,411
Allowance for uncollectible accounts receivable	2,098	2,794	3,869	6,570
Amortization of advisor loans	4,671	3,556	12,753	9,588
Other	2,945	3,645	6,503	8,079

Net changes from operating assets / liabilities
Accounts receivable	(26,979)	1,496	11,678	12,448
Contract assets	(4,559)	(11,601)	5,115	(17,032)
Prepaid expenses and other assets	(2,100)	(69)	(7,401)	(5,514)
Accounts payable and accrued expenses	1,320	(482)	(30,692)	(15,549)
Accrued compensation	63,751	52,367	(56,826)	(39,669)
Contract liabilities	9,139	3,107	3,844	5,920
Other liabilities	(1,380)	(1,414)	(923)	3,365
Contingent acquisition consideration paid	(1,509)	(812)	(4,365)	(1,113)
Net cash provided by operating activities	98,197	88,251	68,371	67,974

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(476,108)	(4,162)	(574,688)	(55,165)
Disposition of business, net of cash disposed	17,287	-	17,287	-
Purchases of fixed assets	(7,571)	(8,378)	(21,561)	(28,879)
Advisor loans issued	(4,499)	(16,722)	(20,008)	(30,734)
Other investing activities	586	(1,047)	(1,865)	(4,056)
Net cash used in investing activities	(470,305)	(30,309)	(600,835)	(118,834)

Financing activities
Increase in long-term debt	489,544	28,329	949,411	281,779
Repayment of long-term debt	(87,637)	(83,747)	(620,081)	(179,843)
Issuance of senior notes	-	-	244,938	-
Purchase of non-controlling interests, net	-	(5,279)	(73)	(35,156)
Contingent acquisition consideration paid	(7,760)	(1,143)	(15,503)	(3,582)
Proceeds received on exercise of options	180	660	7,064	4,370
Dividends paid to common shareholders	(1,959)	(1,942)	(3,906)	(3,875)
Distributions paid to non-controlling interests	(3,544)	(6,514)	(16,147)	(17,506)
Financing fees paid	(1,225)	37	(3,055)	(1,634)
Net cash provided by (used in) financing activities	387,599	(69,599)	542,648	44,553

Effect of exchange rate changes on cash	(5,000)	(1,503)	(3,970)	2,981

Increase (decrease) in cash and cash equivalents	10,491	(13,160)	6,214	(3,326)

Cash and cash equivalents, beginning of period	104,246	122,982	108,523	113,148

Cash and cash equivalents, end of period	$114,737	$109,822	$114,737	$109,822

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 35 countries around the world (69 countries including affiliates and franchisees). Colliers’ primary services are outsourcing and advisory services, lease brokerage, sales brokerage and investment management. Operationally, Colliers is organized into three geographic segments – Americas; Europe, Middle East and Africa (“EMEA”); Asia Pacific and the Investment Management segment.

2.       SUMMARY OF PRESENTATION – These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2017.

In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at September 30, 2018 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2018 and 2017. All such adjustments are of a normal recurring nature. The results of operations for the nine month period ended September 30, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers, except for the change in accounting policies related to revenue as described in Note 3. The accounting policy for revenue from contracts with customers is shown below.

Revenue

The Company generates revenue from contracts with customers through its provision of commercial real estate services. These services consist of sales and leasing brokerage operations, outsourcing and advisory services and investment management services.

(a) Real estate brokerage operations

Brokerage revenue includes commissions from sales brokerage and leasing brokerage services. Sales brokerage services include purchases and sales, debt placement, equity capital raising, market value opinions, acquisition advisory and transaction management. The Company provides these services with respect to substantially all types of commercial real estate. Leasing brokerage includes landlord and tenant representation services. Landlord representation provides real estate owners with services to strategically position properties and to secure appropriate tenants. Tenant representation focuses on assisting businesses to assess their occupancy requirements and evaluating and negotiating leases and lease renewals.

(b) Outsourcing and advisory services and other revenue

Outsourcing and advisory services consist of project management, property management as well as valuation and advisory services. Project management services include design and construction management, move management and workplace solutions consulting. Project management engagements range from single project contracts with a duration of less than one year to multi-year contracts with multiple discrete projects. Property management provides real estate service solutions to real estate owners. In addition to providing on-site management and staffing, the Company provides support through centralized resources such as technical and environmental services, accounting, marketing and human resources. These various services may be provided through the Company’s employees or through contracts with third party providers. Consistent with industry custom, management contract terms typically range from one to three years, although most contracts are terminable at any time following a notice period, usually 30 to 120 days.

Valuation and advisory services consist of helping customers determine market values for various types of real estate properties. Such services may involve appraisals of single properties or portfolios of properties which may span multiple property types and geographic locations. These appraisals may be utilized for a variety of customer needs including acquisitions, dispositions, financing or for tax purposes. In addition to valuation services, the Company provides consulting services to assist customers with specialized real estate needs. Other revenue consists of license fees charged to non-owned Colliers branded offices for exclusive rights to operate using the Colliers marks and intellectual properties within defined geographic locations over a prescribed period of time.

(c) Investment management services

Investment management revenues include consideration for services in the form of asset management advisory and administration fees, transaction fees and incentive fees (carried interest). The performance obligation is to manage client’s invested capital for a specified period of time and is delivered over time.

Revenue recognition and unearned revenues

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of services, which are capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

(a) Nature of services

The Company has determined that control of sales brokerage services rendered transfer to a customer when a sale and purchase agreement becomes unconditional and leasing brokerage services rendered transfer to a customer when a lease between the landlord and the tenant is executed. At these points in time the customer has received substantially all of the benefit of the services provided by the Company. The transaction price is typically associated with the underlying asset involved in the transaction, most commonly a percentage of the sales price or the aggregate rental payments over the term of the lease which are generally known when revenue is recognized.

Outsourcing and advisory services including those provided in relation to property management and project management transfer to the customer over time as the services are performed and revenue from providing these services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based upon the actual labor hours spent relative to the total expected labor hours or the project costs incurred relative to the total project costs. For some projects certain obligations that are representative of the work completed may be used as an alternative to recognize revenue. The use of labor hours or overall project costs is dependent upon the input that best represents the progress of the work completed in relation to the specific contract. If a contract includes an hourly fee, revenue is recognized in the amount to which the Company has a right to invoice.

For other advisory services, including valuation and appraisal review, the customer is unable to benefit from the services until the work is substantially complete, revenue is recognized upon delivery of materials to the customer because this faithfully represents when the service has been rendered. For most fixed fee consulting assignments, revenue is recognized based upon the actual service provided to the end of the reporting period as a proportion of the total services to be provided and customers are invoiced on a monthly basis and consideration is payable when invoiced.

Revenues related to license fees are recognized over the period that the licensee has use of these rights or the benefits of any associated services.

Investment management advisory and administration fees are recognized as the services are performed over time and are primarily based on agreed-upon percentages of assets under management or committed capital. Revenue recognition for transactional performance obligations are recognized at a point in time when the performance obligation has been met. The Company receives investment management advisory incentive fees, including carried interest, from certain investment funds. These incentive fees and carried interest are dependent upon exceeding specified performance thresholds. Incentive fees, including carried interest, are recognized when it is determined that they are no longer probable of significant reversal (such as upon the sale of a fund’s investment or when the amount of assets under management becomes known as of the end of the specified measurement period).

(b) Significant judgments

Contracts with customers may include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Where a contract contains multiple performance obligations judgment is used to assess whether they are distinct and accounted for separately or not distinct and are accounted for and recognized together.

Brokerage commission arrangement may include elements that introduce variability to the revenues earned beyond the underlying value of the transaction, these may include rebates and/or contingencies. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of historical information to estimate the amount the Company will ultimately be entitled to. Generally, revenue is constrained when it is probable that the Company may not be entitled to the full amount of the revenue as associated with the occurrence or non-occurrence of an event that is outside of the Company’s control or where the facts and circumstances of the arrangement limit the Company’s ability to predict whether this event will occur. When revenue is constrained, this constrained revenue will be recognized if and when the uncertainty has been resolved.

Outsourcing and advisory arrangements may include incentives tied to achieving certain performance targets. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of circumstances specific to the project and historical information in order to estimate the amount the Company will ultimately be entitled to. Estimates of revenue, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

In providing project management or property management services, the Company may engage subcontractors to provide on-site staffing or to provide specialized technical services, materials and/or installation services. These arrangements are assessed and require judgment to determine whether the Company is a principal or an agent of the customer. When the Company acts as a principal, because it is primarily responsible for the delivery of the completed project and controls the services provided by the subcontractors, these amounts are accounted for as revenue on a gross basis. However, when the Company acts as an agent, because it does not control the services prior to delivery to the customer, these costs are accounted for on a net basis.

In some cases, the Company may facilitate collection from the customer and payments to subcontractors or may facilitate collection from tenants for payment to the landlord. In these instances, balances are recorded as accounts receivable and accounts payable until settled.

Investment management fee arrangements are unique to each contract and evaluated on an individual basis to determine the timing of revenue recognition and significant judgment is involved in making such determination. At each reporting period, the Company considers various factors in estimating revenue to be recognized. Incentive fees have a broad range of possible amounts and the determination of these amount is based upon the market value for managed assets which is highly susceptible to factors outside of the Company’s influence. As a result, incentive fee revenue is generally constrained until all contingencies have cleared due to the possibility of a significant reversal of revenue.

Certain constrained brokerage fees, outsourcing and advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. In particular, substantially all investment management incentive fees, including carried interest, recognized in the period were previously constrained.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company invoices the customer and records a receivable when it has a right to payment within customary payment terms or it recognizes a contract asset if revenue is recognized prior to when payment is due. Contract liabilities consist of payments received in advance of recognizing revenue. These liabilities consist primarily of payments received for outsourcing and advisory engagements where a component of the revenue may be paid by the customer prior to the benefits of the services transferring to the customer. As a practical expedient, the Company does not adjust the promised amount of consideration for the effect of a significant financing component when it is expected, at contract inception, that the period between transfer of the service and when the customer pays for that service will be one year or less. The Company does not typically include extended payment terms in its contracts with customers.

The Company generally does not incur upfront costs to obtain or fulfill contracts that are capitalizable to contract assets and if capitalizable they would be amortized to expense within one year or less of incurring the expense; consequently, the Company applies the practical expedient to recognize these incremental costs as an expense when incurred. Any costs to obtain or fulfill contracts that exceed one year are capitalized to contract assets and amortized over the term of the contract on a method consistent with the transfer of services to the customer and the contracts revenue recognition.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 90 days. With the exceptions of sales and leasing brokerage, the Company does not expect to have any contracts where the period between the transfer of services to the customer and the payment by the customer exceeds one year. With regard to sales and leasing brokerage, arrangements may exist where the service is transferred but payment is not received for a period greater than one year. However, arrangements of this nature do not contain a significant financing component because the amount and timing varies on the basis of the occurrence or non-occurrence of an event that is outside the control of the Company or the customer. As a consequence, the Company does not adjust the transaction prices for the time value of money.

Contract liabilities represent advance payments related to performance obligations that have not yet been satisfied. The contract liabilities are presented as current liabilities on the consolidated balance sheet and the significant majority of these contract liabilities are recognized as revenue within 90 days.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate transaction prices for contracts where the Company’s performance obligations have not yet been satisfied. The Company applies the practical expedient related to remaining performance obligations that are part of a contract that has an original expected duration of one year or less and the practical expedient related to variable consideration from remaining performance obligations.

3.       IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Recently adopted accounting standards

Revenue from contracts with customers

Beginning in May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as well as several related ASUs (collectively, the “Revenue Guidance”). The Revenue Guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards. The Revenue Guidance, codified as Accounting Standards Codification Topic No. 606 (“ASC 606”) has been adopted retrospectively effective January 1, 2018 and accordingly, comparative information has been restated.

The primary changes, as well as the impact on the financial position and results of operations for the comparative year ended December 31, 2017, and the three and nine months ended September 30, 2017 are described below.

(a) Accounting for lease brokerage revenues

Under previous GAAP, lease brokerage revenues were deferred until the related contingency (e.g. tenant occupancy) was resolved. Under ASC 606, in certain cases revenue will be recognized earlier since the Company’s performance obligation will typically be satisfied upon lease execution.

(b) Accounting for reimbursable expenses related to the Company’s property management activities

Under previous GAAP, reimbursable expenses contemplated both performance and payment risk when evaluating whether a principal or agent relationship existed between the Company and its customers. Under ASC 606, principal versus agent indicators were revised with a focus on control over the services provided by third-party service providers. As a result, the revenues related to the Company’s property management activities increased by $146,269 and the related cost of revenues increased by $146,269 with no net impact on earnings.

(c) Presentation of contract balances

The Company has revised the presentation of certain amounts in the balance sheet to reflect the adoption of ASC 606, with increases to contract balances and decreases to unbilled revenues and unearned revenues associated with the change in lease brokerage revenue recognition.

Adoption of the standard using the full retrospective method resulted in the restatement of certain previously reported results. These include the recognition of additional revenue and an increase in income tax expense, along with increasing contract balances and accrued expenses. The Company’s previously reported results for the year ended December 31, 2017 were impacted as follows:

(in thousands of US dollars, except per share amounts)	Year ended December 31, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Statements of earnings

Revenues	$2,275,362	$13,569	$146,269	$2,435,200
Cost of revenues	1,427,281	12,315	146,269	1,585,865
Selling, general and administrative expenses	613,335	705	-	614,040
Income tax	63,300	(1,393)	-	61,907
Non-controlling interest share of earnings	20,236	83	-	20,319
Non-controlling interest redemption increment	22,583	(190)	-	22,393
Net earnings attributable to Company	49,313	2,049	-	51,362
Diluted net earnings per common share	1.25	0.05	-	1.31

The Company's previously reported results for the three months ended September 30, 2017 were impacted as follows:

(in thousands of US dollars, except per share amounts)	Three months ended September 30, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Statements of earnings

Revenues	$574,057	$8,946	$35,795	$618,798
Cost of revenues	372,447	5,723	35,795	413,965
Selling, general and administrative expenses	151,062	188	-	151,250
Income tax	9,952	989	-	10,941
Non-controlling interest share of earnings	5,348	114	-	5,462
Non-controlling interest redemption increment	8,757	(126)	-	8,631
Net earnings attributable to Company	4,211	2,058	-	6,269
Diluted net earnings per common share	0.11	0.05	-	0.16

The Company's previously reported results for the nine months ended September 30, 2017 were impacted as follows:

(in thousands of US dollars, except per share amounts)	Nine months ended September 30, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Statements of earnings

Revenues	$1,541,117	$22,985	$107,192	$1,671,294
Cost of revenues	965,059	16,741	107,192	1,088,992
Selling, general and administrative expenses	440,130	595	-	440,725
Income tax	26,194	1,874	-	28,068
Non-controlling interest share of earnings	12,464	291	-	12,755
Non-controlling interest redemption increment	21,718	(337)	-	21,381
Net earnings attributable to Company	15,162	3,821	-	18,983
Diluted net earnings per common share	0.39	0.09	-	0.48

(in thousands of US dollars)	As at December 31, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Balance sheet

Accounts receivable, net of allowance	$383,385	$(843)	$-	$382,542
Contract assets, current	-	104,737	-	104,737
Unbilled revenues	41,370	(41,370)	-	-
Contract assets, non-current	-	7,104	-	7,104
Deferred income tax asset, net	52,394	(3,993)	-	48,401
Accounts payable and accrued expenses	252,904	(25,817)	-	227,087
Accrued compensation	365,709	53,926	-	419,635
Contract liabilities	-	35,423	-	35,423
Unearned revenues	11,919	(11,919)	-	-
Deferred income tax liability, net	18,579	465	-	19,044
Deficit	(128,411)	12,922	-	(115,489)
Accumulated other comprehensive loss	(43,354)	197	-	(43,157)
Non-controlling interests	4,019	438	-	4,457

Adoption of the standard related to revenue recognition had no impact on cash from or used in operating, financing, or investing on the consolidated statements of cash flows.

Recently issued accounting guidance, not yet adopted

The FASB has issued two ASUs related to leases. In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The Company has catalogued and abstracted key terms of its leases and is using a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be materially impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted; however, covenant ratio calculations under the Company’s revolving credit facility will not be impacted, as they will continue to be based on the accounting standards in place as of December 31, 2017. In July 2018, the FASB issued ASU No. 2018-11, Codification Improvements to Topic 842, Leases. This ASU affects narrow aspects of the guidance issued in ASU 2016-02 providing an additional (and optional) alternative transition method to adopt the new leases standard. Under this transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. While the Company is continuing to evaluate the full magnitude of the ASU adoptions on its consolidated financial statements for existing lease contracts, it has decided to elect certain practical expedients allowed by the ASU, including the expedient to forego separating lease and non-lease components in lessee contracts, which will increase the magnitude of the balance sheet impact. The Company will adopt this ASU effective January 1, 2019, with the expectation of electing the new optional transition method under ASU 2018-11.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the existing incurred loss approach and is expected to result in more timely recognition of credit losses. The standard is effective for annual and interim periods beginning after December 15, 2019 and early adoption is not permitted until years beginning after December 15, 2018. The Company is currently assessing the impact of this ASU on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which increases the scope of hedge accounting for both financial and nonfinancial strategies. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements and does not anticipate a material impact as the Company’s interest rate swaps are currently accounted for as cash flow hedges, are deemed to be effective as hedges and are already reported in other comprehensive income.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU provides an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in (or portion thereof) is recorded. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires that these capitalized costs are to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted and should be applied either retrospectively or prospectively after the date of adoption. The Company is currently assessing the impact of this ASU on its financial statements.

4.       ACQUISITIONS – During the nine months ended September 30, 2018, the Company acquired controlling interests in ten businesses, four operating in Americas (Quebec; Pittsburgh, Pennsylvania; Utah; Manitoba), four operating in EMEA (Germany; Denmark; Spain; Finland), one operating in Asia Pacific (China) and one operating in the Investment Management segment, being Harrison Street Real Estate Capital, LLC, “Harrison Street”), headquartered in Chicago and acquired on July 3, 2018.

The acquisition date fair value of consideration transferred and preliminary purchase price allocation was as follows:

		Harrison		Aggregate
	Finland	Street	Other	Acquisitions

Cash consideration, net of cash acquired of $18,472	$(57,287)	$(447,513)	$(69,888)	$(574,688)
Acquisition date fair value of contingent consideration	-	(40,889)	(15,982)	(56,871)
Total purchase consideration	$(57,287)	$(488,402)	$(85,870)	$(631,559)

Acquired intangible assets	$26,841	$278,600	$61,496	$366,937
Acquired goodwill	$38,624	$368,523	$55,896	$463,043
Redeemable non-controlling interest	$-	$163,630	$21,404	$185,034

The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. Acquired intangible assets consist of customer relationships, asset management relationships, revenue backlog, property management contracts and acquired brands with estimated useful lives ranging from 3 months to 15 years. The intangible assets acquired with the Harrison Street acquisition primarily represent existing relationships with investors in its managed funds, collectively referred to as asset management relationships, with an estimated weighted average amortization period of 11 years. These acquisitions were accounted for by the acquisition method of accounting for business combinations.

During the nine months ended September 30, 2018, the Company sold the Finland residential property management business acquired earlier in the year. The disposed business had net assets of $17,713 mostly comprised of intangible assets and goodwill allocated from the acquisition of Finland and the sale resulted in a net gain of $98.

During the nine months ended September 30, 2017, the Company acquired controlling interests in six businesses for cash consideration of $55,165 (net of cash acquired of $40,747) and contingent consideration of $19,556.

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value on the acquisition date and is re-measured to fair value each subsequent reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2018 was $87,842 (see note 9). The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as of September 30, 2018 was $12,732. The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation, is $198,528 to a maximum of $233,562. The contingencies will expire during the period extending to March 2023.

5.      ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2018	2017	2018	2017

Transaction costs	$3,462	$2,951	$8,401	$5,254
Contingent consideration fair value adjustments	302	1,303	(35)	2,441
Contingent consideration compensation expense	2,507	1,895	5,899	5,971
	$6,271	$6,149	$14,265	$13,666

6.      OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2018	2017	2018	2017

(Gain) loss on investments	$(96)	$63	$(177)	$(860)
Equity earnings from non-consolidated investments	(428)	(374)	(997)	(1,045)
Other	(57)	(21)	133	(463)
	$(581)	$(332)	$(1,041)	$(2,368)

7.       INCOME TAX – The provision for income tax for the nine months ended September 30, 2018 reflected an effective tax rate of 30.7% (2017 - 34.6%) relative to the combined statutory rate of approximately 26.5% (2017 - 26.5%). The effective tax rate was favourably impacted by lower US corporate tax rates that came into effect on January 1, 2018. The income tax rate of both current period and the prior period was impacted by foreign tax rate differential and non-deductible expenses.

8.       LONG-TERM DEBT – On April 19, 2018, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a multi-currency senior unsecured revolving credit facility of $1,000,000 (the “Facility”), replacing the prior revolving credit facility. The Facility has a 5-year term ending April 30, 2023 and bears interest at an applicable margin of 1.25% to 2.50% over floating reference rates, depending on financial leverage ratios. The weighted average interest rate for the nine months ended September 30, 2018 was 3.1% (2017 - 3.1%). The Facility had $416,270 of available undrawn credit as at September 30, 2018. As of September 30, 2018, letters of credit in the amount of $7,715 were outstanding ($10,403 as at September 30, 2017). The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $250,000 on the same terms and conditions as the original Facility.

On May 17, 2018, the Company entered into a note purchase agreement with a group of institutional investors to issue €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes”). The proceeds from the Senior Notes were received on May 30, 2018 and were used to repay indebtedness under the Facility. The Senior Notes have a 10-year term ending May 30, 2028.

The Facility and the Senior Notes rank equally in terms of seniority and have similar financial covenants. The Company is required to maintain certain covenant ratios including financial leverage and interest coverage. The Company was in compliance with these covenants as of September 30, 2018. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

9.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2018:

		Fair value measurements at September 30, 2018

	Carrying value at
	September 30, 2018	Level 1		Level 2		Level 3

Assets
Interest rate swap asset	$3,127		$-		$3,127	$-
Marketable securities	$13,873	$		$		$13,873

Liabilities
Contingent consideration liability	$87,842		$-		$-	$87,842

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 3.0% to 9.1%, with a weighted average of 6.0%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 3.8% and 8.7% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $5,000.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2018
Balance, January 1	$50,300
Amounts recognized on acquisitions	56,871
Fair value adjustments	(35)
Resolved and settled in cash	(18,757)
Other	(537)
Balance, September 30	$87,842

Less: Current portion	7,934
Non-current portion	$79,908

10.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2018

Balance, January 1	$145,489
RNCI share of earnings	7,299
RNCI redemption increment	9,439
Distributions paid to RNCI	(14,352)
Sale of subsidiary shares to RNCI, net	2,001
RNCI recognized on business acquisitions	185,034
Balance, September 30	$334,910

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of September 30, 2018 was $295,842 (September 30, 2017 - $128,879). The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2018, approximately 3,700,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

11.       NET EARNINGS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2018	2017	2018	2017

Basic shares	39,198	38,860	39,139	38,804
Assumed exercise of Company stock options	736	489	682	460
Diluted shares	39,934	39,349	39,821	39,264

12.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Chairman & CEO who has a Long Term Arrangement as described in note 13. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at September 30, 2018, there were 1,632,000 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 455,000 stock options granted during the nine months ended September 30, 2018 (2017 - 430,000). Stock option activity for the nine months ended September 30, 2018 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,753,275	$36.03
Granted	455,000	67.30
Exercised	(266,475)	26.51
	(42,375)	36.72
Shares issuable under options -
End of period	1,899,425	$44.85	2.75	$62,121
Options exercisable - End of period	796,625	$37.28	1.94	$32,083

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2018 was $4,978 (2017 - $3,411). As of September 30, 2018, there was $7,590 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the nine month period ended September 30, 2018, the fair value of options vested was $4,239 (2017 - $3,238).

13.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015 (the “Long Term Arrangement”), the Company agreed that it will make payments to Jay S. Hennick, its Chairman & Chief Executive Officer (“CEO”), that are contingent upon the arm’s length sale of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the Chairman & CEO’s family, their holding companies and trusts. The agreement provides for the Chairman & CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length sale of control of the Company took place on September 30, 2018, the amount required to be paid to the Chairman & CEO, based on a market price of C$100.02 per Subordinate Voting Share, would be US$297,728.

14.       REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and region as presented in the following table.

OPERATING SEGMENT REVENUES
			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30

2018
Lease brokerage	$161,950	$37,649	$29,695	$-	$-	$229,294
Sales brokerage	115,120	37,559	43,246	-	-	195,925
Property management	58,043	18,786	33,908	-	-	110,737
Valuation and advisory	37,729	25,570	15,025	-	-	78,324
Project management	27,341	22,060	7,701	-	-	57,102
Investment management	-	-	-	31,543	-	31,543
Other	4,424	4,715	2,943	286	428	12,796
Total Revenue	$404,607	$146,339	$132,518	$31,829	$428	$715,721

2017
Lease brokerage	$142,079	$26,776	$28,179	$-	$-	$197,034
Sales brokerage	101,912	39,742	46,549	-	-	188,203
Property management	53,580	10,026	31,275	-	-	94,881
Valuation and advisory	31,083	20,931	14,311	-	-	66,325
Project management	26,385	29,062	4,821	-	-	60,268
Investment management	-	-	-	2,833	-	2,833
Other	4,344	1,576	2,917	-	417	9,254
Total Revenue	$359,383	$128,113	$128,052	$2,833	$417	$618,798

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Nine months ended September 30

2018
Lease brokerage	$443,398	$95,130	$80,164	$-	$-	$618,692
Sales brokerage	308,705	100,367	114,800	-	-	523,872
Property management	168,274	65,051	99,723	-	-	333,048
Valuation and advisory	107,258	70,974	42,862	-	-	221,094
Project management	80,460	67,508	22,997	-	-	170,965
Investment management	-	-	-	36,809	-	36,809
Other	13,621	7,322	8,603	289	1,229	31,064
Total Revenue	$1,121,716	$406,352	$369,149	$37,098	$1,229	$1,935,544

2017
Lease brokerage	$377,564	$73,796	$70,830	$-	$-	$522,190
Sales brokerage	278,436	86,808	116,884	-	-	482,128
Property management	153,962	31,606	92,352	-	-	277,920
Valuation and advisory	93,818	59,441	39,096	-	-	192,355
Project management	73,493	77,966	11,365	-	-	162,824
Investment management	-	-	-	8,440	-	8,440
Other	12,409	4,234	7,394	2	1,398	25,437
Total Revenue	$989,682	$333,851	$337,921	$8,442	$1,398	$1,671,294

15.       SEGMENTED INFORMATION – Colliers identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The Investment Management segment includes Harrison Street and the Company’s existing European investment management business which was previously reported in EMEA; segment presentation has been revised for all periods presented. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

OPERATING SEGMENTS
			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30

2018
Revenues	$404,607	$146,339	$132,518	$31,829	$428	$715,721
Depreciation and amortization	7,893	5,855	1,482	7,158	773	23,161
Operating earnings (loss)	24,396	9,364	16,201	2,422	(10,427)	41,956

2017
Revenues	$359,383	$128,113	$128,052	$2,833	$417	$618,798
Depreciation and amortization	6,925	4,142	1,459	13	437	12,976
Operating earnings (loss)	21,180	6,146	14,101	(33)	(6,936)	34,458

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Nine months ended September 30

2018
Revenues	$1,121,716	$406,352	$369,149	$37,098	$1,229	$1,935,544
Depreciation and amortization	22,714	18,557	4,732	7,179	2,121	55,303
Operating earnings (loss)	71,203	14,945	39,046	1,220	(23,143)	103,271

2017
Revenues	$989,682	$333,851	$337,921	$8,442	$1,398	$1,671,294
Depreciation and amortization	21,567	12,374	4,177	21	1,245	39,384
Operating earnings (loss)	56,738	16,429	30,775	518	(15,933)	88,527

GEOGRAPHIC INFORMATION
	Three months ended		Nine months ended
	September 30		September 30
	2018	2017	2018	2017

United States
Revenues	$331,326	$263,844	$864,008	$739,047
Total long-lived assets			941,459	279,123

Canada
Revenues	$88,171	$81,153	$247,530	$210,859
Total long-lived assets			66,878	59,496

Euro currency countries
Revenues	$80,685	$69,119	$231,170	$174,544
Total long-lived assets			272,297	190,207

Australia
Revenues	$61,581	$65,302	$167,092	$169,015
Total long-lived assets			46,448	50,723

United Kingdom
Revenues	$44,895	$39,217	$118,848	$106,955
Total long-lived assets			70,781	75,710

Other
Revenues	$109,063	$100,163	$306,896	$270,874
Total long-lived assets			89,427	61,619

Consolidated
Revenues	$715,721	$618,798	$1,935,544	$1,671,294
Total long-lived assets			1,487,290	716,878

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE nine MONTH PERIOD ENDED September 30, 2018

(in US dollars)

November 2, 2018

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of Colliers International Group Inc. (the “Company” or “Colliers”) for the three- and nine-month periods ended September 30, 2018 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2017. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three- and nine- month periods ended September 30, 2018 up to and including November 2, 2018.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Consolidated review

We reported strong revenue growth for the third quarter ended September 30, 2018 due to a combination of recent business acquisitions and internal growth. Consolidated revenue growth was 16% relative to the same quarter in the prior year (17% measured in local currencies). Diluted net earnings per common share were $0.41, versus $0.16 in the prior year quarter, attributable to higher earnings including contribution from the new Investment Management segment, lower non-controlling interest (due to revenue and earnings mix) and lower income tax (due to lower US corporate tax rates). Adjusted earnings per share, which excludes the non-controlling interest redemption increment and amortization of intangible assets (among other items - see “Reconciliation of non-GAAP measures” below) for the third quarter was $0.92, up 39% from $0.66 in the prior year quarter. Both adjusted earnings per share and GAAP net earnings per share for the third quarter ended September 30, 2018 would have been approximately $0.01 higher excluding changes in foreign exchange rates.

During the first nine months of 2018, the Company acquired controlling interests in ten businesses, four operating in the Americas (Quebec; Pittsburgh, Pennsylvania; Utah; Manitoba), four operating in EMEA (Germany; Denmark; Spain; Finland), one operating in Asia Pacific (China) and one in our new Investment Management segment. The total initial cash consideration for these acquisitions, net of cash acquired, was $574.7 million.

On July 5, 2018, we completed the acquisition of a 75% equity interest in Harrison Street Real Estate Capital, LLC (“Harrison Street”). Harrison Street is a real estate investment management firm focused on demographic-based investing, primarily in the education, healthcare and storage sectors. Harrison Street is headquartered in Chicago. Total initial cash consideration was $451.7 million. Up to an additional $100.0 million is payable in 2022 based on Harrison Street achieving specified earnings levels.

For both the three- and nine-month periods ended September 30, 2018, revenue growth was led by Lease Brokerage in all three geographic regions.

	Three months ended				Nine months ended
(in thousands of US$)	September 30		Growth	Growth	September 30		Growth	Growth
(LC = local currency)	2018	2017	in US$ %	in LC %	2018	2017	in US$ %	in LC %

Outsourcing & Advisory	$258,672	230,727	12%	15%	$755,883	658,536	15%	13%
Lease Brokerage	229,294	197,035	16%	17%	618,692	522,190	18%	17%
Sales Brokerage	195,926	188,203	4%	6%	523,871	482,128	9%	7%
Investment Management	31,829	2,833	NM	NM	37,098	8,440	NM	NM

Total revenues	$715,721	618,798	16%	17%	$1,935,544	1,671,294	16%	14%

Results of operations - three months ended September 30, 2018

Revenues for our third quarter were $715.7 million, 16% higher than the comparable prior year quarter (17% measured in local currencies). Recent business acquisitions contributed 11% to revenue growth and internally generated revenues measured in local currencies were up 6%.

Operating earnings for the third quarter were $42.0 million, versus $34.5 million in the prior year period. The operating earnings margin was 5.9% versus 5.6% in the prior year quarter, on account of higher margin recent acquisitions, offset by increased intangible asset amortization expense and acquisition-related items. Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $72.7 million, up 31% versus $55.3 million reported in the prior year quarter. Our Adjusted EBITDA margin was 10.2% of revenues, compared to 8.9% in the prior year quarter.

Depreciation expense was $7.9 million, versus $6.8 million recorded in the prior year quarter, with the increase attributable to investments to renew and expand office premises in the past year.

Amortization expense was $15.3 million, versus $6.2 million recorded in the prior year quarter, as a result of additional intangible assets acquired in conjunction with recent business acquisitions, particularly Harrison Street.

Net interest expense was $6.9 million, versus $3.5 million recorded in the prior year quarter, attributable to increased borrowings over the past year to fund business acquisitions, in particular Harrison Street and an increase in floating reference rates. The average interest rate on debt during the quarter was 3.2%, an increase from 3.1% in the prior year quarter but down from 3.5% in the second quarter of 2018. The average interest rate in the quarter was favourably impacted by the issuance of €210 million of Senior Notes with a fixed interest rate of 2.23% with proceeds used to repay indebtedness under the Facility.

The consolidated income tax expense for the quarter was $10.3 million, relative to $10.9 million the prior year quarter, reflecting effective tax rates of 29% and 35%, respectively. The effective tax rate was favourably impacted by lower US corporate tax rates that came into effect on January 1, 2018 and geographic mix of earnings.

Net earnings for the quarter was $25.4 million, versus $20.4 million in the prior year quarter. The current period’s results were attributable to solid revenue growth from acquisitions and internally.

The Americas region’s revenues totalled $404.6 million for the third quarter compared to $359.4 million in the prior year quarter, up 13% (14% on a local currency basis). Local currency revenue growth was comprised of 9% internal growth and 5% growth from recent acquisitions. Internal growth was split evenly among service lines. GAAP operating earnings were $24.4 million, versus $21.2 million in the prior year period. Adjusted EBITDA was $33.3 million, versus $30.8 million in the prior year quarter, up 8%.

EMEA region revenues totalled $146.3 million for the third quarter compared to $128.1 million in the prior year quarter, up 14% (15% on a local currency basis). Local currency revenue growth was comprised of 13% growth from recent acquisitions and 2% internal growth. Internal revenue growth was led by an increase in Lease Brokerage largely offset by a decline in Sales Brokerage relative to a strong comparative in the prior year period. GAAP operating earnings were $9.4 million, versus $6.1 million in the prior year quarter. Adjusted EBITDA was $17.3 million, versus $11.1 million in the prior year quarter, up 56%.

Asia Pacific region revenues totalled $132.5 million for the third quarter compared to $128.1 million in the prior year quarter, up 4% (8% on a local currency basis). Local currency revenue growth was comprised of 5% internal growth and 3% growth from recent acquisitions. Foreign exchange headwinds with respect to the Australian dollar negatively affected results on a US dollar reporting currency basis. GAAP operating earnings were $16.2 million, versus $14.1 million in the prior year period, benefitting from operating leverage. Adjusted EBITDA was $17.8 million, up from $15.6 million in the prior year quarter, up 14%.

The Investment Management segment is comprised of Harrison Street which was acquired in July 2018, and the Company’s existing European investment management business which was previously reported within the EMEA segment. Investment Management segment revenues totalled $31.8 million for the third quarter compared to $2.8 million in the prior year quarter, driven by the Harrison Street acquisition. GAAP operating earnings were $2.4 million and were impacted by significant acquisition-related intangible asset amortization. Adjusted EBITDA was $9.6 million. Assets under management increased to $25.9 billion as of September 30, 2018, up 9% sequentially from $23.7 billion at the beginning of the third quarter.

The global corporate segment GAAP operating loss for the third quarter was $10.4 million, relative to $6.9 million in the prior year period, primarily on account of higher insurance costs as well as performance-based incentive compensation accruals. Corporate segment costs as reported in adjusted EBITDA were $5.3 million in the third quarter, relative to $2.2 million in the prior year period.

Results of operations - nine months ended September 30, 2018

Revenues for the nine months ended September 30, 2018 were $1.94 billion, 16% higher than the comparable prior year period (14% measured in local currencies). Business acquisitions contributed 8% to local currency revenue growth and internally generated revenues were up 6%.

Operating earnings for the nine month period were $103.3 million, relative to $88.5 million in the prior year period. Our operating earnings margin for the nine months ended September 30, 2018 was 5.3%, flat relative to 5.3% in the period year period. Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $178.2 million, up 21% versus $146.8 million reported in the prior year period. Our Adjusted EBITDA margin was 9.2% of revenues versus 8.8% of revenues in the prior year period, with operating leverage in Asia Pacific and the higher margin Harrison Street acquisition partially offset by costs related to planned investments in incremental revenue producers in EMEA and higher corporate costs.

We recorded depreciation expense of $22.7 million for the nine month period relative to $19.2 million for the comparable prior year period. The increase was attributable to the impact of business acquisitions in the past year and investments in technology.

We recorded amortization expense of $32.6 million for the nine month period relative to $20.1 million for the prior year period. The increase was attributable to intangible assets acquired in conjunction with the Harrison Street and other recent business acquisitions.

Net interest expense for the nine month period was $13.8 million, up from $9.7 million recorded in the prior year period. The increase was attributable to incremental borrowings over the past year to fund business acquisitions and an increase in floating reference rates. The average interest rate on debt during the period was 3.3%, versus 3.1% in the prior year period. The average interest rate in 2018 was favourably impacted by the issuance of €210 million of Senior Notes with a fixed interest rate of 2.23% with proceeds used to repay indebtedness under the Facility.

Consolidated income tax expense for the nine month period was $27.8 million, relative to $28.1 million in the prior year period, reflecting effective tax rates of 31% and 35%, respectively. The effective tax rate was favourably impacted by lower US corporate tax rates that came into effect on January 1, 2018. The effective tax rate for the full year is expected to be approximately 29% to 31%.

Net earnings for the nine month period were $62.7 million, versus $53.1 million in the prior year period. The current period’s results were attributable to solid revenue growth from acquisitions and internally.

The Americas region’s revenues totalled $1.12 billion for the nine months ended September 30, 2018 compared to $989.7 million in the prior year quarter, up 13% (13% on a local currency basis). Local currency revenue growth was comprised of 7% internal growth and 6% growth from recent acquisitions. Internal growth was primarily driven by Lease Brokerage with strong performance in Canada and the United States. GAAP operating earnings were $71.2 million, versus $56.7 million in the prior year period, with the variance impacted by amortization of intangible assets acquired in connection with business acquisitions as well as acquisition-related costs incurred, both in the prior year period. Adjusted EBITDA was $95.9 million, up 11% versus $86.2 million reported in the prior year period.

EMEA region revenues totalled $406.4 million for the nine months ended September 30, 2018 compared to $333.9 million in the prior year quarter, up 22% (14% on a local currency basis). Local currency revenue growth was comprised of 13% growth from recent acquisitions and 1% growth from internal revenues. Internal revenues benefitted from and increase in Lease Brokerage offset by a decline in Outsourcing & Advisory services, particularly project management activity. Foreign exchange tailwinds with respect to the Euro and UK pound sterling positively affected results on a US dollar reporting currency basis. GAAP operating earnings were $14.9 million, versus $16.4 million in the prior year period with earnings impacted by planned investments in incremental producers in major markets, revenue mix, acquisition-related costs and related amortization. Adjusted EBITDA was $39.5 million, versus $31.6 million in the prior year period.

Asia Pacific region revenues totalled $369.1 million for the nine months ended September 30, 2018 compared to $337.9 million in the prior year period, up 9% (9% on a local currency basis). Local currency revenue growth was comprised of 6% internal growth and 3% growth from recent acquisitions. Internal revenue growth was driven by Lease Brokerage and Outsourcing & Advisory services. GAAP operating earnings were $39.0 million, versus $30.8 million in the prior year period, benefiting from operating leverage on higher revenues, particularly in Asia. Adjusted EBITDA was $44.4 million, up from $35.2 million in the prior year quarter.

Investment Management segment revenues totalled $37.1 million for the nine months ended compared to $8.4 million in the prior year period, driven by the Harrison Street acquisition in July 2018. GAAP operating earnings were $1.2 million and were impacted by significant acquisition-related intangible asset amortization. Adjusted EBITDA was $8.4 million.

The global corporate segment GAAP operating loss was $23.1 million, relative to $15.9 million in the prior period, and was impacted by transaction costs related to acquisitions, higher insurance costs, performance-based incentive accruals and stock-based compensation costs. Corporate costs as presented in adjusted EBITDA were $10.0 million, relative to $6.8 million in the comparable prior year period.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2018
Revenues	$552,473	$667,350	715,721
Operating earnings	15,745	45,569	41,954
Net earnings	8,541	28,804	25,384
Diluted net earnings per common share	0.13	0.60	0.41

YEAR ENDED DECEMBER 31, 2017
Revenues	$466,263	$586,233	$618,798	$763,906
Operating earnings	12,840	41,229	34,458	78,849
Net earnings	6,800	25,958	20,362	40,955
Diluted net earnings per common share	0.04	0.29	0.16	0.82

YEAR ENDED DECEMBER 31, 2016
Revenues	$376,108	$482,536	$462,052	$576,028
Operating earnings	8,867	37,624	23,627	76,055
Net earnings	4,032	23,756	13,463	50,320
Diluted net earnings (loss) per common share	(0.19)	0.55	0.24	1.14

OTHER DATA (see "Reconciliation of non-GAAP measures")
Adjusted EBITDA - 2018	$36,140	$69,427	$72,665
Adjusted EBITDA - 2017	31,252	60,258	55,281	$96,034
Adjusted EBITDA - 2016	22,184	52,795	37,643	90,440
Adjusted EPS - 2018	0.45	0.95	0.92
Adjusted EPS - 2017	0.36	0.77	0.66	1.36
Adjusted EPS - 2016	0.19	0.63	0.40	1.22

Note: New revenue guidance was adopted retrospectively effective January 1, 2018 and accordingly, comparative information for the year ended December 31, 2017 has been restated. 2016 data has not been restated.

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprise approximately 30% of our annual consolidated revenues. Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2018	2017	2018	2017

Net earnings	$25,384	$20,362	$62,727	$53,119
Income tax	10,257	10,941	27,832	28,068
Other income, net	(581)	(332)	(1,041)	(2,368)
Interest expense, net	6,896	3,487	13,753	9,708
Operating earnings	41,956	34,458	103,271	88,527
Depreciation and amortization	23,161	12,976	55,303	39,384
Acquisition-related items	6,271	6,149	14,265	13,666
Restructuring costs	-	760	416	1,803
Stock-based compensation expense	1,277	939	4,978	3,411
Adjusted EBITDA	$72,665	$55,282	$178,233	$146,791

Adjusted earnings per share is defined as diluted net earnings per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2018	2017	2018	2017

Net earnings	$25,384	$20,362	$62,727	$53,119
Non-controlling interest share of earnings	(4,073)	(5,462)	(8,290)	(12,755)
Amortization of intangible assets	15,255	6,183	32,624	20,148
Acquisition-related items	6,271	6,149	14,265	13,666
Restructuring costs	-	760	416	1,803
Stock-based compensation expense	1,277	939	4,978	3,411
Income tax on adjustments	(5,440)	(2,057)	(10,413)	(6,523)
Non-controlling interest on adjustments	(1,929)	(1,048)	(3,979)	(2,777)
Adjusted net earnings	$36,745	$25,826	$92,328	$70,092

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2018	2017	2018	2017

Diluted net earnings per common share	$0.41	$0.16	$1.13	$0.48
Non-controlling interest redemption increment	0.13	0.22	0.24	0.55
Amortization of intangible assets, net of tax	0.23	0.10	0.52	0.32
Acquisition-related items	0.12	0.14	0.30	0.31
Restructuring costs, net of tax	-	0.02	0.01	0.04
Stock-based compensation expense, net of tax	0.03	0.02	0.12	0.09
Adjusted earnings per share	$0.92	$0.66	$2.32	$1.79

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2018 was $68.4 million, versus $65.8 million in the prior year period. Cash generation reflects the seasonally strong third quarter, consistent with historical patterns. In particular, the third quarter had a build-up of accrued liabilities (commissions and incentive compensation) in contrast with the first and second quarters, where accrued liabilities declined as commissions and incentive compensation attributable to prior periods were paid. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2018, capital expenditures were $21.6 million. Based on our current operations, capital expenditures for the year ending December 31, 2018 are expected to be $35 - $37 million.

Net indebtedness as at September 30, 2018 was $705.8 million, versus $141.4 million at December 31, 2017. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to the Harrison Street and other recent acquisitions, seasonal working capital usage and capital expenditures. We are in compliance with the covenants contained in our financing agreements as at September 30, 2018 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $416.3 million of available unused credit as of September 30, 2018.

On April 19, 2018, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a committed unsecured multi-currency revolving credit facility (the “Facility”) of $1.0 billion, replacing the prior credit facility of $700.0 million. The Facility has a 5-year term ending April 18, 2023. The applicable margin over floating reference rates is 1.25% to 2.50% depending on certain leverage ratios and requires a commitment fee of 0.25% to 0.50% of the unused portion depending on certain leverage ratios. At any time during the term, we have the right to increase the Facility by up to $250.0 million, on the same terms and conditions as the existing Facility.

On May 17, 2018, the Company entered into a note purchase agreement with a group of institutional investors to issue €210 million of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes”). The proceeds from the Senior Notes were received on May 30, 2018 and were used to repay indebtedness under the Facility. The Senior Notes have a 10-year term ending May 30, 2028.

On May 10, 2018, the Company’s Board of Directors declared a dividend of $0.05 per Common Share (being the Subordinate Voting Shares and Multiple Voting Shares) to shareholders of record on June 29, 2018. This dividend was paid on July 11, 2018.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totaling $233.6 million as at September 30, 2018 (December 31, 2017 - $91.5 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to December 2022. We estimate that approximately 85% of the contingent consideration outstanding as of September 30, 2018 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2018:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$818,550	$930	$131	$574,365	$243,124
Interest on long-term debt	141,825	24,966	49,870	41,688	25,301
Capital lease obligations	1,977	1,485	492	-	-
Contingent acquisition consideration	87,843	7,934	33,595	46,314	-
Operating leases	357,713	81,586	129,389	80,044	66,694
Purchase commitments	22,255	11,341	8,949	1,965	-

Total contractual obligations	$1,430,163	$128,242	$222,426	$744,376	$335,119

At September 30, 2018, we had commercial commitments totaling $7.7 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the shares, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with the shareholders’ agreements as of September 30, 2018, was $295.8 million (December 31, 2017 - $145.5 million).

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment. As at September 30, 2018, the RNCI recorded on the balance sheet was $334.9 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed with cash on hand and borrowings under the Facility, the estimated accretion to diluted net earnings per share for the nine months ended September 30, 2018 would be $0.32 and the accretion to adjusted EPS would be $0.08.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made under the sale of control arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, a description of which is set out in Note 13 to the September 30, 2018 unaudited consolidated financial statements and the commitments and contingencies detailed in Note 20 to the December 31, 2017 audited consolidated financial statements.

Critical accounting estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting estimates have been reviewed and discussed with our Audit & Risk Committee. There have been no material changes to our critical accounting estimates from those disclosed in our MD&A for the year ended December 31, 2017.

Quarterly income tax provision

Each quarter, we estimate our income tax on the interim consolidated financial statements using an estimate of the effective tax rate for the full year which is based on forecasted earnings by country, expected enacted statutory tax rates, and estimated tax adjustments. We evaluate our annual effective tax rate estimate on a quarterly basis to reflect changes in forecasted earnings, geographical mix of earnings, and legislative actions on statutory tax rates and other relevant matters effective in the quarter and which legislation is enacted.

The tax effect of discrete items occurring in the quarter also impacts our effective tax rate.

Impact of recently adopted accounting standards

Revenue from contracts with customers

Beginning in May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as well as several related ASUs (collectively, the “Revenue Guidance”). The Revenue Guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards. The Revenue Guidance, codified as Accounting Standards Codification Topic No. 606 (“ASC 606”) has been adopted retrospectively effective January 1, 2018 and accordingly, comparative information for the year ended December 31, 2017 has been restated.

The primary changes, as well as the impact on the financial position and results of operations for the comparative year ended December 31, 2017, are described below.

(a) Accounting for Lease Brokerage revenues

Under previous GAAP, lease brokerage revenues were deferred until the related contingency (e.g. tenant occupancy) was resolved. Under ASC 606, in certain cases revenue will be recognized earlier since the Company’s performance obligation will typically be satisfied upon lease execution.

(b) Accounting for reimbursable expenses related to the Company’s property management activities

Under the previous GAAP, reimbursable expenses contemplated both performance and payment risk when evaluating whether a principal or agent relationship existed between the Company and its customers. Under ASC 606, principal versus agent indicators were revised with a focus on control over the services provided by third-party service providers. As a result, the revenues related to the Company’s property management activities increased by $146.3 million and the related cost of revenues increased by $146.3 million with no net impact on earnings.

(c) Presentation of contract balances

The Company has revised the presentation of certain amounts in the balance sheet to reflect the adoption of ASC 606, with increases to contract balances and decreases to unbilled revenues and unearned revenues associated with the change in lease brokerage revenue recognition.

Adoption of the standard using the full retrospective method resulted in the restatement of certain previously reported results. These include the recognition of additional revenue and an increase in income tax expense, along with increasing contract balances and accrued expenses. For a chart detailing the impact on the Company’s previously reported results for the year ended December 31, 2017 see note 3 of the related interim consolidated financial statements.

Impact of recently issued accounting standards, not yet adopted

The FASB has issued two ASUs related to leases. In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The Company has catalogued and abstracted key terms of its leases and is using a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be materially impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted; however, covenant ratio calculations under the Company’s revolving credit facility will not be impacted, as they will continue to be based on the accounting standards in place as of December 31, 2017. In July 2018, the FASB issued ASU No. 2018-11, Codification Improvements to Topic 842, Leases. This ASU affects narrow aspects of the guidance issued in ASU 2016-02 providing an additional (and optional) alternative transition method to adopt the new leases standard. Under this transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. While we are continuing to evaluate the full magnitude of the ASU adoptions on our consolidated financial statements for our existing lease contracts we have decided to elect certain practical expedients allowed by the ASU, including the expedient to forego separating lease and non-lease components in our lessee contracts, which will increase the magnitude of our balance sheet gross-up. The Company will adopt this ASU effective January 1, 2019, with the expectation of electing the new optional transition method offered under ASU 2018-11.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the existing incurred loss approach and is expected to result in more timely recognition of credit losses. The standard is effective for annual and interim periods beginning after December 15, 2019 and early adoption is not permitted until years beginning after December 15, 2018. The Company is currently assessing the impact of this ASU on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which increases the scope of hedge accounting for both financial and nonfinancial strategies. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements and does not anticipate a material impact as the Company’s interest rate swaps are currently accounted for as cash flow hedges, are deemed to be effective as hedges and are already reported in other comprehensive income.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU provides an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate (or portion thereof) is recorded. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires that these capitalized costs are to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted and should be applied either retrospectively or prospectively after the date of adoption. The Company is currently assessing the impact of this ASU on its financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, our predecessor, FirstService Corporation (“Old FSV”), elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, we are permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated Facility debt into a fixed interest rate of 1.897%. Hedge accounting is being applied to these interest rate swaps.

Transactions with related parties

As at September 30, 2018, the Company had $6.0 million of loans receivable non-controlling shareholders (December 31, 2017 - $8.1 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 37,874,942 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,899,425 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2018, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2018 to July 17, 2019. The Company is entitled to repurchase up to 2,800,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three- and nine-month periods ended September 30, 2018 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

On June 1, 2015, the predecessor to our Company, FirstService Corporation (“Old FSV”) completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers and a new FirstService Corporation (“FirstService”). Under the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held. Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company "butterfly rules" in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015 which is available under Colliers’ SEDAR profile at www.sedar.com.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services and investment management services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to attract new investors in our investment management operations and the ability to retain existing investors.
•	The ability to retain and incentivize revenue producing and other key staff.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.

•	The ability to comply with financial covenants contained within the Facility and Senior Notes, and to refinance such agreements at the ends of their terms.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and on acceptable terms.
•	Our ability to successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate brokerage licensure, investment manager licensure, labour and employment laws and regulations, as well as anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes or any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2017, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.